Exhibit 8.1

Atna Resources Ltd.

British Columbia, Canada

Publicly Traded Parent Company

Atna Resources Inc. (Nevada)

Canyon Resources Corporation (Delaware)

CR Briggs Corporation (Colorado)

CR Reward (Nevada) (Sold in 2014)

CR Kendall Corporation (Colorado)

CR Montana (Colorado)

Canyon Resources Jersey Limited (Jersey, Channel Islands, UK) (Terminated in 2014)

Horizon Wyoming Uranium, Inc. (Wyoming)